UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 20, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 20, 2012, Raymond James Financial, Inc. issued a press release to disclose its operating data for October 2012.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated November 20, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 20, 2012   By: /s/ Jeffrey P. Julien
                                                  Jeffrey P. Julien
                                                  Executive Vice President - Finance,
                                                  Chief Financial Officer and Treasurer

RAYMOND JAMES

November 20, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS OCTOBER 2012 OPERATING DATA

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"October showed reasonably good metrics in light of a tepid market which was additionally impacted by Hurricane Sandy and the resultant loss of two trading days," said Paul Reilly, CEO.

As a result, securities commissions were down 2.8 percent over last month while up over 46.3 percent over last October due in large part to the Morgan Keegan acquisition. This month's commission volume was impacted by a modest decrease from the preceding month in the Private Client Group and by a more significant decline in the Capital Markets segment.

Asset levels remained strong given the S&P 500 index was down 2 percent for the month. Assets under administration were $387.7 billion, down 0.7 percent over last month while up 42.9 percent over last October. Assets under management were $42.6 billion, down 0.5 percent over last month and up 22.4 percent over last October. Raymond James Bank continued to grow loans to $8.1 billion, up 2.5 percent over last month and 19.1 percent over last October.

"We continue to be pleased with both the retention levels and meeting our internal deadlines with regard to the Morgan Keegan acquisition. The firm is well positioned to continue to grow and prosper. However, the uncertainty in the global markets and the upcoming fiscal cliff make the near term outlook hard to predict," stated Reilly.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Morgan Keegan & Co., Inc. (branded as Raymond James | Morgan Keegan) and Raymond James Ltd., has more than 6,300 financial advisors serving 2.4 million accounts in more than 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $388 billion, of which approximately $43 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011, March 31, 2012 and June 30, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.

Operating Data

	October 31, 2012	September 30, 2012	October 31, 2011
	(21 business days)	(19 business days)	(21 business days)
Total securities commissions and fees [1]	$ 244.2 mil.	$ 251.3 mil.	$ 166.9 mil.
Client assets under administration [2]	$ 387.7 bil.	$ 390.3 bil.	$ 271.3 bil.
Financial assets under management [3]	$ 42.6 bil.	$ 42.8 bil.	$ 34.8 bil.
Raymond James Bank total loans, net	$ 8.1 bil.	$ 7.9 bil.	$ 6.8 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) Includes institutional assets of approximately $22.1 billion for October 31, 2012, $22.5 billion for September 30, 2012, and $3.1 billion for October 31, 2011.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.